

Bangkok Bank
ธนาคารกรุงเทพ



10016346



SEC MAIL
RECEIVED
PROCESSING
SEP 14 2010
WASH, DC
200
SECTION

SUPPL

August 31, 2010

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Bangkok Bank Public Company Limited would like to inform you of the resolution adopted by the meeting No. 9/2553 of the Board of Directors of the Bank, held on August 26, 2010 to the effect that the interim dividend from the profit of the operations for the first half of the year 2010 be paid on September 23, 2010 at the rate of Baht 1.50 per ordinary share. The record date for determining the shareholders who have the right to receive the dividend payment shall be September 13, 2010 and the share registration book shall be closed on September 14, 2010, for the purpose of compiling the list of shareholders in accordance with Section 225 of the Securities and Exchange Act B.E. 2535 as amended.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573